Paris, July 19, 2005

     Strong net sales growth in the first half of 2005:
11.0% on a comparable basis(1)(2)
Further increase in market share3 in the second quarter

Unless otherwise indicated, growth figures in this press release are on a comparable basis and are calculated on 2004 pro forma figures (see explanatory notes).

First half of 2005
Net sales: up 11.0% at 13,104 million euros (7.4% on a reported basis)
-	Sales growth better than the world market[4] , especially in the United States, where sanofi-aventis achieved growth at double the market rate[5]
-	Growth of 17.3% for the top 15 products
-	Growth of 1.8% for the rest of the portfolio
Developed sales: up 11.6% at 14,622 million euros

Second quarter of 2005

Net sales: up 10.1% at 6,687 million euros (6.5% on a reported basis)
-	Increase in the sales growth differential between sanofi-aventis and the world pharmaceuticals market[4] , taking the Group’s world market share to 5.57%[3]
-	Growth of 16.2% for the top 15 products
-	Good performance from the rest of the portfolio (up 0.6%)
Developed sales: up 11.6% at 7,549 million euros

Announcement on July 5th 2005 of the transfer to sanofi-aventis of 100% of Plavix® rights in Japan

1 versus 2004 pro forma
2 See appendices:
Appendix 1: Explanatory notes
Appendix 2 and 3: Net sales by product (second-quarter and first-half)
3 IMS all available channels: end May 2005: 5.57%, vs 5.45% to end March 2005 and 5.41% to end December 2004
4 IMS all available channels YTD to end May 2005: pharmaceutical market up 6.8%; IMS sanofi-aventis consolidated up 11.1%
IMS all available channels YTD to end March 2005: pharmaceutical market up 6.8%; IMS sanofi-aventis consolidated up 10.6%
5IMS all available channels US - YTD to end May 2005: US market up 5.8%, IMS sanofi-aventis consolidated up 14.4%%

IMS data related to sanofi-aventis do not include vaccines.

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In the first half of 2005, sanofi-aventis generated net sales of 13,104 million euros, a rise of 11.0% . Exchange rate movements had a negative effect of 2.4 points, most of which was due to the weakening of the US dollar. The impact of changes in Group structure (divestments of products by Aventis in the first half of 2004) eroded net sales growth by 1.1 points. After allowing for these impacts, reported-basis growth was 7.4% .

In the second quarter of 2005, net sales reached 6,687 million euros, up 10.1% after eliminating negative effects of 2.8 points for exchange rates and 0.8 of a point for changes in Group structure. After allowing for these impacts, second-quarter reported-basis growth was 6.5% .

Net sales by business segment

Net sales reported by sanofi-aventis comprise net sales generated by the pharmaceuticals business and net sales generated by the human vaccines business.

Pharmaceuticals
2005 first-half net sales for the pharmaceuticals business were up 11.0% at 12,402 million euros. Second-quarter pharmaceuticals net sales reached 6,345 million euros, an increase of 10.0% . The growth differential between sanofi-aventis and the world pharmaceutical market4 widened during the second quarter, pushing up the world market share of sanofi-aventis to 5.57% 3 at end May 2005.

Net sales of the top 15 products in the first half of 2005 were up 17.3% at 7,793 million euros, representing 62.8% of pharmaceuticals net sales, compared with 59.5% in the first half of 2004. In the second quarter, net sales of the top 15 products were up 16.2% at 4,040 million euros, representing 63.7% of pharmaceuticals net sales, against 60.3% in the second quarter of 2004.

	Q2 2005	Change on a	H1 2005	Change on a
Millions of euros	net sales	comparable	net sales	comparable
		basis		basis

Lovenox®	520	+15.3%	1,020	+16.7%
Plavix®	506	+20.2%	974	+20.7%
Allegra®	432	+4.9%	818	+13.0%
Taxotere®	399	+8.7%	764	+10.9%
Stilnox® /Ambien®	308	+6.9%	670	+8.9%
Eloxatin®	369	+36.2%	719	+39.6%
Lantus®	292	+47.5%	544	+51.1%
Tritace®	246	+3.4%	464	-0.9%
Aprovel®	227	+14.6%	436	+13.8%
Copaxone®	219	+27.3%	406	+23.8%
Amaryl®	191	+7.9%	347	+8.4%
Actonel®	96	+26.3%	176	+28.5%
Depakine®	83	+10.7%	157	+5.4%
Xatral®	78	+20.0%	157	+16.3%
Nasacort®	74	+7.2%	141	+2.2%

Total	4,040	+16.2%	7,793	+17.3%

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Net sales generated by the rest of the portfolio in the first half of 2005 were 4,609 million euros, a rise of 1.8% . After a first quarter boosted by the high incidence of winter ailments in Europe, second-quarter net sales rose by 0.6% to 2,305 million euros.

Human Vaccines

In the first half, consolidated net sales for the Human Vaccines business were up 10.4% at 702 million euros. In the second quarter, consolidated net sales for this business reached 342 million euros, up 13.2% .

Menactra®, launched in the United States in March 2005, posted net sales of 70 million euros to end June. An additional application for the 2-10 age group was filed with the FDA in March 2005.

The fine performance by Adult Booster vaccines benefited from the US launch of Decavac® in January 2005.

Net sales	Q2 2005	Change on a	H1 2005	Change on a
Millions of euros	net sales	comparable	net sales	comparable
		basis		basis

Polio/Whooping Cough/Hib Vaccines	118	-6.3%	258	-7.4%
Adult Booster Vaccines	55	+14.4%	121	+27.1%
Influenza Vaccines	12	-2.4%	64	+31.6%
Travel Vaccines	46	-3.5%	80	-7.8%
Meningitis/Pneumonia Vaccines	72	+148.3%	98	+113.0%
Other Vaccines	39	+2.6%	81	+1.3%

Total	342	+13.2%	702	+10.4%

Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, generated first-half sales of 281 million euros in 2005, up 10.6% . Second-quarter sales for the joint venture were 15.7% higher at 153 million euros. These sales are not consolidated by sanofi-aventis.

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Net sales by geographical region

	Q2 2005	Change on a	H1 2005	Change on a
Millions of euros	net sales	comparable	net sales	comparable
		basis		basis

Europe	3,070	+9.5%	6,075	+9.3%
United States	2,253	+12.7%	4,404	+16.2%
Other countries	1,364	+7.6%	2,625	+6.9%

Total	6,687	+10.1%	13,104	+11.0%

In Europe, first-half sales growth was propelled by a strong showing from the entire portfolio. Despite measures on prices in Italy, Spain and the United Kingdom, European sales growth strengthened in the second quarter to 9.5% .

In the United States, sales growth reached 16.2% in the first half, buoyed by fine performances from Lantus® (up 49.6%), Eloxatin® (up 41.7%), Lovenox® (up 18.7%) and Copaxone® (up 23.6%) . In the second quarter, consolidated net sales advanced by 12.7%, and the positive growth differential between sanofi-aventis and the US pharmaceutical market widened6.

Net sales in other countries rose by 6.9% in the first half, to 2,625 million euros. The fine performance in Japan (up 9.8% at 548 million euros) was driven by sales of Allegra®. In the second quarter, net sales in other countries saw an acceleration in growth to 7.6%, with Latin America performing particularly well.

Developed sales

Developed sales give an indication of the overall presence of sanofi-aventis products in the market. In the first half of 2005, developed sales were 14,622 million euros, up 11.6% . In the second quarter, developed sales were 7,549 million euros, up 11.6% .

Developed sales of Plavix® /Iscover® :

		Change on a		Change on a
Millions of euros		comparable		comparable
	Q2 2005	basis	H1 2005	basis

Europe	392	+22.5%	757	+21.7%
United States	638	+27.6%	1,147	+21.5%
Other countries	139	+18.8%	262	+22.4%

Total	1,169	+24.8%	2,166	+21.7%

In the United States, total prescriptions (TRx) of Plavix® in the first half 2005 rose by 14.6% 7. Cardiology hospital penetration8 of Plavix® improved in the United States during the first half. Both partners (sanofi-aventis and BMS) are continuing to step up their promotional efforts on this product.

6 IMS all available channels US - YTD to end May 2005: US market up 5.8%, IMS sanofi-aventis consolidated up 14.4%
  IMS all available channels US - YTD to end March 2005: US market up 6.5%, IMS sanofi-aventis consolidated up 14.7%
7 IMS NPA 3 channels –YTD June 2005
8 Source: SDI May 2005 update

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Developed sales of Aprovel® /Avapro® /Karvea® :

		Change on a		Change on a
		comparable		comparable
Millions of euros	Q2 2005	basis	H1 2005	basis

Europe	205	+16.5%	387	+12.2%
United States	121	+9.0%	199	0.0%
Other countries	74	+10.4%	140	+13.8%

Total	400	+13.0%	726	+8.8%

In the United States, total prescriptions of Avapro® (TRx) in the first half 2005 increased by 14.3% 7, versus an ARB market growth of 11.6% 7. Market share of Avapro® is at 15%9 at the end of June. Second-quarter prescription growth improved to 15.2% 10. In Europe, sales growth moved up a gear in the second quarter.

Comments by therapeutic class

Cardiovascular/Thrombosis

Lovenox® / Clexane®

In the first half of 2005, net sales of Lovenox® reached 1,020 million euros, up 16.7%, with growth of 18.7% in the United States (to 600 million euros) and 13.7% in Europe (to 325 million euros). In the United States, growth was lifted by increased use of Lovenox® in medical prophylaxis and cardiology indications. In the second quarter, sales growth for Lovenox® was 16.0% (to 304 million euros) in the United States and 12.6% (to 164 million euros) in Europe.

Plavix®

First-half consolidated net sales of Plavix® were 974 million euros, up 20.7% . In the second quarter, consolidated net sales rose by 20.2% to 506 million euros.

Delix®/Tritace®

In the first half, sales of Delix®/Tritace® reached 464 million euros, down 0.9% . The product is continuing to record double-digit sales growth in France and Canada.

In the second quarter, sales of Delix®/Tritace® moved back into growth (up 3.4% at 246 million euros), mainly thanks to stable sales in the German market.

9 IMS NPA 3 channels – June 2005 [10] IMS NPA 3 channels – second quarter 2005

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Aprovel®

Consolidated net sales of Aprovel® reached 436 million euros in the first half, an increase of 13.8% . In the second quarter, consolidated net sales of Aprovel® were 227 million euros, up 14.6% .

Oncology Taxotere®

First-half net sales of Taxotere® reached 764 million euros, advancing 10.9% . The product showed growth of 15.2% (to 300 million euros) in Europe and 9.4% (to 332 million euros) in the United States, where the product is recapturing market share in the treatment of metastatic breast cancer and as an adjuvant treatment. A year after obtaining approval for the indication, Taxotere® has become the benchmark treatment for hormone-resistant prostate cancer. The product is also maintaining its market share in first-line treatment of non small cell lung cancer.

In the second quarter, net sales of Taxotere® were 399 million euros, up 8.7% . Product growth was 9.8% in Europe (to 152 million euros) and 7.4% in the United States (to 173 million euros). Net sales of Taxotere® in the United States are set to benefit from new indications and the gradual impact of the new reimbursement system.

Eloxatin®

In the first half, net sales of Eloxatin® advanced by 39.6% to 719 million euros, recording growth of 41.7% in the United States (to 405 million euros) and 38.2% in Europe (to 263 million euros). The continuing strong growth of this product reflects the fact that Eloxatin® has become the benchmark treatment in the United States and in Europe as an adjuvant and in metastatic forms of colorectal cancer.

In the second quarter, net sales of Eloxatin® were up 37.9% in the United States (to 207 million euros) and 37.1% in Europe (to 135 million euros). The new Eloxatin® formulation (solution) was launched in the United States and France in early June.

Central Nervous System
Ambien®

In the first half, net sales of Ambien® rose by 11.4% in the United States to 577 million euros. In Japan, sales of Myslee® (not consolidated) reached 49 million euros, up 18.7% .

During second quarter a new competitor of Ambien® reached the market in the United States. Second-quarter sales of Ambien® advanced by 8.4% in the United States to 261 million euros. The growth rate in prescriptions of Ambien® is at 8.1% 10 (versus 7.1% in first quarter- IMS NPA 3 channels) Ambien MR, which has received an approvable letter in the United States, should be launched during summer 2005.

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Copaxone®

Net sales of Copaxone® in the first half were 406 million euros, a rise of 23.8% . Net sales were up 23.6% in the United States (to 272 million euros) and 25.0% in Europe (to 111 million euros).

In the second quarter, net sales of Copaxone® were 29.0% higher (at 149 million euros) in the United States and 25.0% higher in Europe (at 58 million euros).

Depakine®

Net sales of Depakine® in the first half reached 157 million euros, up 5.4% . In the second quarter, net sales of Depakine® were up 10.7% at 83 million euros.

Diabetes Lantus®

Net sales of Lantus® in the first half were 544 million euros, a rise of 51.1%, with sales growth of 49.6% in the United States (to 320 million euros) and 46.4% in Europe (to 191 million euros). In the United States, Lantus® strengthens its leadership position with a market share of 28.7% 9 of total insulin prescriptions at the end of June.

In the second quarter, net sales of Lantus® progressed by 47.9% in the United States to 168 million euros. In Europe, the product posted sales growth of 38.7% (to 105 million euros) and continues to gain market share, especially in Germany and the United Kingdom, despite the launch of a new competitor.

Amaryl®

In the first half, net sales of Amaryl® were 347 million euros, up 8.4%, with growth of 11.8% in the United States (to 109 million euros) and 11.7% in Europe (to 127 million euros).

In the second quarter, net sales of Amaryl® were up 12.1% in the United States (to 63 million euros). In Europe, product growth was 11.0% (to 66 million euros).

Internal Medicine
Allegra®

In the first half, net sales of Allegra® were 818 million euros (up 13.0%), including 609 million euros in the United States (up 9.2%) . Total prescriptions (TRx) of Allegra® decreased by -5.1% 8, in an antihistamine market that contracted by -8.1% 8

In the second quarter, net sales of Allegra® increased by 4.9%, to 432 million euros. In the United States, Allegra® recorded a 3.2% rise in net sales to 343 million euros.. Allegra-D 24 hours is due for launch in the United States shortly.

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Actonel®

In the first half, worldwide sales of Actonel®, including the alliance with Procter & Gamble, were 622 million euros. Sales consolidated by the Group were 176 million euros, a rise of 28.5%. In Japan, consolidated net sales of Actonel® reached 24 million euros in the period, up 16.3%.

In the second quarter, worldwide sales of Actonel®, including the alliance with Procter & Gamble, reached 335 million euros. Over the period, consolidated net sales were 96 million euros, a rise of 26.3% .

Ketek®

The launch year of Ketek® is proceeding as expected, with net sales reaching 121 million euros in the first half, up 59.2% ..

In the second quarter, net sales of Ketek® increased by 38.7% to 43 million euros.

Xatral®

Net sales of Xatral® reached 157 million euros in the first half, up 16.3% .

In the second quarter, net sales of Xatral® advanced by 20.0% to 78 million euros.

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Recent events
May 27, 2005	Submission of pre trial order in the Plavix® litigation in the United States between sanofi-aventis and Apotex.

May 31, 2005	The AGM of sanofi-aventis decides to pay a 2004 dividend of 1.20 euros per share.

The Board of Directors cancels sanofi-aventis shares held in treasury, representing
1.15% of the total number of sanofi-aventis shares.

June 12, 2005	Favorable results of RIO-Diabetes presented to American Diabetes Association (ADA)
evaluating the efficacy of rimonabant in improving HbA1c and cardiometabolic risk factors in type II diabetes patients.

June 13, 2005	FDA licenses AdacelTM vaccine (diphtheria, tetanus and whooping cough).

June 16, 2005	Federal Court for Central District of California accepts application by Amphastar
Pharmaceuticals Inc. to have sanofi-aventis Group claims rejected on grounds of inequitable conduct in the case against Amphastar and Teva Pharmaceuticals Inc for infringement of "patent 618" by supposedly generic versions of enoxaparine.

June 23, 2005	Rimonabant accepted for filing by FDA.

July 5, 2005	Announcement of the transfer to sanofi-aventis of 100% of Plavix® rights in Japan .

July 12, 2005	Registration of squeeze-out of Hoechst AG minority shareholders

2005 Financial Calendar
August 31, 2005	2005 first-half results – Analyst/Investor meeting in Paris

November 8, 2005	2005 third-quarter sales and results

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APPENDICES: Appendix 1: Explanatory notes

2004 pro forma net sales: 2004 pro forma net sales are presented for comparability purposes under IFRS, and are reported as though the offer for Aventis had occurred on January 1, 2004, but excluding net sales of products divested at the request of the antitrust authorities (Arixtra, Fraxiparine and Campto) and net sales of the Aventis Behring business divested in March 2004.
Comparable sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).
For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.
We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.
For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

Reconciliation of 2004 pro forma reported net sales to 2004 pro forma comparable net sales

Millions of euros	H1 2004

H1 2004 pro forma net sales on a reported basis	12,196

Impact of changes in Group structure	(123)

Impact of exchange rates	(266)

H1 2004 pro forma net sales on a comparable basis	11,807

Millions of euros	Q2 2004

Q2 2004 pro forma net sales on a reported basis	6,277

Impact of changes in Group structure	(50)

Impact of exchange rates	(156)

Q2 2004 pro forma net sales on a comparable basis	6,071

Developed sales When we refer to “developed sales” of a product, we mean consolidated net sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and are not included in our consolidated net sales (with Bristol-Myers Squibb on Plavix®/ Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan) and with Fujisawa on Stilnox®/ Myslee®). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that developed sales are a useful measurement tool because they demonstrate the overall presence of our products in the market.

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Reconciliation of net sales to developed sales

Millions of euros	H1 2005	H1 2004*

Net sales	13,104	11,807

Non-consolidated sales of Plavix® /Iscover® net of	1,192	973
sales of product to Bristol-Myers Squibb

Non-consolidated sales of Aprovel® /Avapro® /Karvea®	290	284
net of sales of product to Bristol-Myers Squibb

Non-consolidated sales of Stilnox® /Myslee® net of	36	33
sales of product to Fujisawa

Developed sales	14,622	13,097

* Pro forma net sales

Millions of euros	Q2 2005	Q2 2004*

Net sales	6,687	6,071

Non-consolidated sales of Plavix® /Iscover® net of	663	516
sales of product to Bristol-Myers Squibb

Non-consolidated sales of Aprovel® /Avapro® /Karvea®	173	156
net of sales of product to Bristol-Myers Squibb

Non-consolidated sales of Stilnox® /Myslee® net of	26	22
sales of product to Fujisawa

Developed sales	7,549	6,765

* Pro forma net sales

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Appendix 2: 2005 second-quarter net sales by product

	Q2 2005	Q2 2004	Q2 2004
	net sales	proforma	proforma
Millions of euros		net sales	net sales
		(comparable)

Lovenox®	520	451	470
Plavix®	506	421	417
Allegra®	432	412	438
Taxotere®	399	367	381
Stilnox® /Ambien®	308	288	305
Eloxatin®	369	271	282
Lantus®	292	198	207
Tritace®	246	238	239
Aprovel®	227	198	198
Copaxone®	219	172	181
Amaryl®	191	177	184
Actonel®	96	76	78
Depakine®	83	75	76
Xatral®	78	65	65
Nasacort®	74	69	73

Total	4,040	3,478	3,593

Other products	2,305	2,291	2,369

Total Pharmaceuticals	6,345	5,769	5,962

Vaccines	342	302	315

Total net sales	6,687	6,071	6,277

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Appendix 3: 2005 first-half net sales by product

	H1 2005	H1 2004	H1 2004
	net sales	proforma	proforma
Millions of euros		net sales	net sales
		(comparable)

Lovenox®	1,020	874	905
Plavix®	974	807	804
Allegra®	818	724	763
Taxotere®	764	689	711
Stilnox® /Ambien®	670	615	644
Eloxatin®	719	515	534
Lantus®	544	360	375
Tritace®	464	468	470
Aprovel®	436	383	384
Copaxone®	406	328	342
Amaryl®	347	320	330
Actonel®	176	137	140
Depakine®	157	149	149
Xatral®	157	135	136
Nasacort®	141	138	145

Total	7,793	6,642	6,832

Other products	4,609	4,529	4,704

Total Pharmaceuticals	12,402	11,171	11,536

Vaccines	702	636	660

Total net sales	13,104	11,807	12,196

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Reminder:

A conference call will be held on Tuesday, July 19, 2005 at 4.00 pm hours CET.

Call-in numbers	Please dial the following number 10 minutes prior the call:

	France	+ 33(0)1 55 17 41 48
	UK	+ 44(0)20 7784 1018
	USA	+ 1 718 354 1171

Audio replay	Available online at http://www.sanofi-aventis.com and through the numbers below (until July 28, 2005):

	France	+33 (0) 1 71 23 02 48
	UK	+ 44(0)20 7784 1024
	USA	+1 718 354 1112
	Access code	4825579#

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi-aventis Group subsidiaries in the United States include Sanofi-Synthelabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: +1 212 551 4018
e-mail: IR@sanofi-aventis.com

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